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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thompson Davis & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9030 Stony Point Parkway, Suite 100
(No. and Street)

Richmond	VA	23235
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Elaine Altizer	804-644-6381	ealtizer@thompsondavis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Elaine Altizer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thompson Davis & Co., Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PEGGY MYERS WALZ NOTARY PUBLIC REG # 7719664 MY COMMISSION EXPIRES 2/28/2029 COMMONWEALTH OF VIRGINIA

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition

December 31, 2024

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

THOMPSON DAVIS & CO., INC.

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Thompson Davis & Co., Inc.
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 14, 2025

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 42,799
Receivables from clearing broker	1,552,233
Other receivables	326,241
Property and equipment - net	13,729
Right to use asset - net	194,486
Other assets	190,071
Total assets	$ 2,319,559

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 254,223
Accrued liabilities	83,483
Lease liability	208,936
Deferred contract incentive	334,615
Total liabilities	881,257
Stockholders' Equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	861,326
Retained earnings	576,976
Total stockholders' equity	1,438,302
Total liabilities and stockholders' equity	$ 2,319,559

See accompanying notes to the financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

   Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

   Receivables from Clearing Broker: The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

1.   **Summary of Significant Accounting Policies, Continued**

Other Receivables: The Company follows FASB Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL").   This guidance requires use of the current expected credit loss model that is based on expected losses, rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes other receivables and certain off-balance sheet arrangements.

The Company has minimal historical credit losses. There are no current indications of non-receipt from counterparties.   The Company projects no probability of future losses related to these balances.   Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and therefore, no allowance was deemed necessary on December 31, 2024.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included within the financial statement.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year.   Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is currently not under audit by any tax jurisdiction.

Leases: The Company records all leasing activity with initial terms in excess of twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

Deferred Contract Incentive: During 2022, the Company received $600,000 in cash from its clearing broker as a contract incentive. The Company recorded a deferred contract incentive liability and will amortize the liability over the 78 month life of the contract.

1. Summary of Significant Accounting Policies, Continued

Recently Adopted Accounting Guidance: In November 2023, the FASB issued ASU 2023-07: *Improvements to Reportable Segment Disclosures.* This ASU, which amends Topic 820: *Segment Reporting,* improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company 's Chief Operating Decision Maker ("CODM") is its Executive Committee. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on net income and total assets. Total assets are the same in all material respects as those reported on the statement of financial condition. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statement.

Subsequent Events: Management has evaluated subsequent events through February 14 2025, the date the financial statement was issued, and has determined that there are no subsequent events to be reported in the accompanying financial statement.

2. Related Parties:

The Company performs investment advisory services and management consulting services for Seven Hills Capital Partners, LP ("Seven Hills"), the General Partner of which is Seven Hills Capital Management, LLC ("Seven Hills Management"). Certain stockholders of the Company are also partners in Seven Hills Management. The Company has receivables of $17,943 due from Seven Hills for accrued management and performance fees as of December 31, 2024. The receivable is included in other receivables on the accompanying statement of financial condition.

The Company has certain employees that hold positions of Seven Hills Capital Partners LP in their trust accounts and individual self-directed retirement accounts. As of December 31, 2024, these positions totaled $466,030.

3. Leases:

The Company leases office space under an operating agreement with a remaining lease that expires in December 2026. The Company also leases a copier under an operating agreement that expires in June 2025. An operating right of use asset and operating lease liability for both leases are included on the accompanying statement of financial condition using a discount rate of 3.84% for the office lease and 3.00% for the copier lease. Discount rates used represent the Company's weighted average estimated incremental borrowing rate at the time of lease commencement. Total cash payments on these leases included in the measurement of the operating lease liability was $105,945 for the year ended December 31, 2024.

Notes to Financial Statement, Continued

3.   **Leases, Continued:**

Minimum future payments under non-cancellable operating leases on December 31, 2024 for the next five years are as follows:

Year Ending December 31		Amount
2025	$	106,738
2026		107,622
	$	214,360
Implied interest on lease payments		(5,424)
Total lease obligation	$	208,936

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code.   The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary Company contribution. The Company elected to make a contribution to the plan for 2024 in the amount of $44,864 which is recorded as a component of accrued liabilities as of December 31, 2024.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors and individuals. The Company introduces these transactions for clearance to another firm on a fully disclosed basis.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.   The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   **Guarantees:**

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

7.   **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$ 127,830
Leasehold improvements	38,878
	166,708
Less accumulated depreciation and amortization	(152,979)
Net property and equipment	$ 13,729

8.   **Regulatory Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. On December 31, 2024, the Company had net capital of $1,084,180, which was $834,180 in excess of required minimum net capital of $250,000. The Company's net capital ratio was 0.32 to 1. The Company does not carry the accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.